Exhibit 99.1

PURE NICKEL INC.

Annual General and Special Meeting of Shareholders
MAY 3, 2011

REPORT OF VOTING RESULTS
Pursuant to section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the annual general and special meeting of shareholders of Pure Nickel Inc. (the “Corporation”) held on May 3, 2011, the following sets out a brief description of the matters that were voted upon at that meeting and the outcome of the vote in respect of each matter.

Matter voted upon	Outcome of vote
1. The election of the following six individuals nominated to serve as directors of the Corporation:	Resolution was passed.
Robert Angrisano
Harry Blum
David McPherson
R. David Russell
Constantine Salamis
W.S. (Steve) Vaughan
2. Reappointment of SF Partnership, LLP as the Corporation’s auditors and authorization for the directors to fix the auditors’ remuneration.	Resolution was passed.
Details of the voting as follows:
	Total votes for:	25,474,524 (96.76%)
	Total votes against:	-
	Withheld:	853,908 (3.24%)
3. Ratification of the Corporation’s Stock Option Plan and approval of amendments as detailed in the Management Information Circular dated March 31, 2011.	Resolutions were passed.
Details of the voting as follows:
	Total votes for:	13,502,850 (93.25%)
	Total votes against:	977,693 (6.75%)
	Withheld:	-

Dated May 3, 2011

PURE NICKEL INC.

“Lisa Buchan” (signed)
Lisa Buchan
Corporate Secretary